Contact:

Bob Rai, Director and CEO

604-247-2639

info@vancpharm.com

www.vancpharm.com

VANC Welcomes New CFO

VANCOUVER, BC, September 17, 2018 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) is pleased to announce the appointment of Ms. Zula Kropivnitski as its Chief Financial Officer (“CFO”).

Ms. Kropivnitski is a certified public accountant, CGA with over 10 years of public company experience. She acts as the CFO of public companies with a combined market capitalization approaching $80 million. Ms. Kropivnitski is involved in all areas of financial reporting, corporate finance, and has over ten years of international experience. Ms. Kropivnitski received her Certified General Accountant professional accounting designation from the Certified General Accountants Association of British Columbia and later obtained her ACCA designation from the Association of Chartered Certified Accountants based in London, UK. She has Master of Mathematics and Master of Economics degrees from universities in Russia.

The appointment follows the resignation of Dong Shim as CFO. The Company would like to thank Mr. Shim for his service and wishes him well with all his future endeavors.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to expand their scope of practice and support their evolving role as front-line healthcare providers.

www.vancpharm.com

For more information, please contact Bob Rai at 604-247-2639 or by email at info@vancpharm.com.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.